Exhibit 99.2

HYDRO ONE INC.

DECLARATION OF THE SOLE SHAREHOLDER

REGARDING THE INITIAL PUBLIC OFFERING OF HYDRO ONE INC.

WHEREAS HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ONTARIO AS REPRESENTED BY THE MINISTER OF ENERGY (the “Shareholder”) is the registered and beneficial owner of all the issued and outstanding shares of Hydro One Inc. (the “Corporation”);

AND WHEREAS the Shareholder recognizes that the Corporation is the sole shareholder of Hydro One Networks Inc. (“HONI”), Hydro One Brampton Networks Inc. (“HOBNI”), Hydro One Remote Communities, Inc. (“HORCI”), Hydro One Telecom Inc. (“HOTI”), Norfolk Power Inc. (“NPDI”), Hydro One Lake Erie Link Management Inc., Hydro One Lake Erie Link Company Inc., and Hydro One B2M Holdings;

AND WHEREAS the Shareholder executed a unanimous shareholder agreement and a shareholder resolution dated December 17, 2014 regarding the obligation of the Corporation to co-operate fully with, facilitate the work of, and make the Corporation’s resources (including those of its subsidiaries) fully available to the Premier’s Advisory Council on Government Assets (the “Council”);

AND WHEREAS the Shareholder has now determined that it is appropriate and desirable to require that the Corporation proceed with an Initial Public Offering (“IPO” ) for a portion of the Shareholder’s interest in the Corporation (the “Transaction”);

AND WHEREAS the Shareholder finds it necessary to assume decision-making power and authority over certain distinct aspects of the business operations of the Corporation, and in particular, in regards to certain decision-making authority that the Corporation has with respect to any decisions or activities in respect of the Transaction;

AND WHEREAS the Shareholder makes the following declaration pursuant to subsection 108(3) of the Business Corporations Act (Ontario) (the “Act”) intending the same to be deemed to be a Unanimous Shareholder Agreement within the meaning of the Act.

NOW THEREFORE it is hereby declared that:

1.

This Declaration and the restriction of the powers of the Directors of the Corporation (the “Directors”) herein contained shall not affect any action, step, resolution or by-law duly taken, made, passed or consented to by the

Directors prior to the date that this Declaration is signed (the “Effective Date”).

2.	The Restricted Powers as defined in paragraph 5 do not restrict the duties and liabilities of the Directors to manage, or supervise the management of, the business and affairs of the Corporation including those:

(i)	stemming from HONI, HOBNI, HORCI and NPDI’s licence conditions and all applicable instruments, codes and orders of the Board, as well as the regulations and legislation and any instruments issued pursuant thereto;

(ii)	associated with the prudent and cost-efficient operation by the Corporation and HONI, HOBNI, HORCI and NPDI of all of their transmission or distribution facilities; and

(iii)	associated with the safe, reliable and environmentally responsible operation of all of the Corporation and HONI, HOBNI, HORCI and NPDI’s transmission and distribution facilities.

3.	For clarity, the foregoing does not limit the effect of any other declaration of the Shareholder (whether in effect on the date hereof or which comes into effect after the date hereof).

4.	The Restricted Powers do not restrict the duties of the Directors to take any decisions, actions or steps reasonably required to implement this Declaration and any Resolution of the Shareholder made pursuant to this Declaration.

5.	The rights, powers and duties of the Directors to manage, or supervise the management of, the business and affairs of the Corporation, whether such rights, powers or duties arise under the Act, the articles of incorporation of the Corporation or the by-laws of the Corporation, as and when amended, or otherwise, are forthwith restricted with regard to any decisions regarding:

(i)	whether, how and when to proceed with the Transaction;

(ii)	whether to take any steps or perform any duties, functions or operations required for, or relevant to, the Transaction or in support of the Transaction, including whether to take any steps in preparing the Corporation for the Transaction, or that would reasonably be expected to affect the preparation for the Transaction, including changes to the senior management of the Corporation and its subsidiaries, or their compensation;

(iii)	whether to take all necessary steps, including the issuance of requisite unanimous shareholder declarations and resolutions, to provide, and to require that its subsidiaries provide, any and all information, assistance, personnel and resources needed by Her Majesty the Queen in Right of the Province of Ontario (the “Government”), and/or the Government’s advisors and consultants as and when any of them may request in respect of the Transaction;

(iv)	whether to make an expenditure or reimbursement of any reasonable cost or expenditure associated with the Transaction incurred on or after the Effective Date, which costs or expenditures shall not include the costs of any advisors or underwriters retained by the Government (the “Transaction Costs”).

6.	The rights, powers, duties and liabilities of the Directors set out in paragraph 4 are hereby assumed by the Shareholder and no longer reside with the Board of Directors or any members thereof, from the Effective Date, until this Declaration is amended or revoked (collectively, the “Restricted Powers”).

7.	The Shareholder assumes all the rights, powers, duties and liabilities of the Directors to manage or supervise the management of the business and affairs of the Corporation in connection with the Restricted Powers and, pursuant to subsection 108(5) of the Act, the Directors are thereby relieved of their duties and liabilities, including any liabilities under section 131, to the same extent.

IN WITNESS WHEREOF the Shareholder has duly executed this Declaration as of April 16, 2015 (“the Effective Date”).

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ONTARIO, AS REPRESENTED BY THE MINISTER OF ENERGY

By: /s/ Bob Chiarelli
Bob Chiarelli Minister of Energy

HYDRO ONE INC.

RESOLUTION OF THE SOLE SHAREHOLDER (“RESOLUTION”) EXERCISING THE RESTRICTED POWERS OF THE DIRECTORS UNDER A UNANIMOUS SHAREHOLDER AGREEMENT REGARDING THE INITIAL PUBLIC OFFERING OF HYDRO ONE INC., such resolution being made as of the 16th day of April, 2015 (the “Effective Date”).

WHEREAS Her Majesty the Queen in right of the Province of Ontario, as represented by the Minister of Energy (the “Shareholder”) is the registered holder of all of the issued shares of Hydro One Inc. (the “Corporation”);

AND WHEREAS the Shareholder recognizes that the Corporation is the sole shareholder of Hydro One Networks Inc. (“HONI”), Hydro One Brampton Networks Inc. (“HOBNI”), Hydro One Remote Communities, Inc. (“HORCI”), Hydro One Telecom Inc. (“HOTI”), Norfolk Power Inc. (“NPDI”), Hydro One Lake Erie Link Management Inc., Hydro One Lake Erie Link Company Inc., and Hydro One B2M Holdings;

AND WHEREAS the Shareholder executed a unanimous shareholder agreement and a shareholder resolution dated December 17, 2014 regarding the obligation of the Corporation to co-operate fully with, facilitate the work of, and make the Corporation’s resources (including those of its subsidiaries) fully available to the Premier’s Advisory Council on Government Assets (the “Council”);

AND WHEREAS the Shareholder executed a further unanimous shareholder agreement (the “Shareholder Agreement”) dated as of April 16th, 2015 regarding the Initial Public Offering (“IPO”) for a portion of the Shareholder’s interest in the Corporation (the “Transaction”);

AND WHEREAS paragraph 5 of the Shareholder Agreement removed from the Directors of the Corporation (the “Directors”) all of their rights, powers and duties (the “Restricted Powers”) in relation to:

1.	whether, how and when to proceed with the Transaction;

2.	whether to take any steps or perform any duties, functions or operations required for, or relevant to, the Transaction or in support of the Transaction, including whether to take any steps in preparing the Corporation for the Transaction, or that would reasonably be expected to affect the preparation for the Transaction, including changes to the senior management of the Corporation and its subsidiaries, or their compensation;

3.	whether to take all necessary steps, including the issuance of requisite unanimous shareholder declarations and resolutions, to provide, and to require that its subsidiaries provide, any and all information, assistance, personnel and resources needed by Her Majesty the Queen in Right of the Province of Ontario (the “Government”), and/or the Government’s advisors and consultants as and when any of them may request in respect of the Transaction; and

4.	whether to make an expenditure or reimbursement of any reasonable costs or expenditures associated with the Transaction incurred on or after the Effective Date (the “Transaction Costs”).

AND WHEREAS the Shareholder wishes to exercise its rights and powers under the Shareholder Agreement.

NOW THEREFORE BE IT RESOLVED AS A RESOLUTION OF THE SOLE SHAREHOLDER OF THE CORPORATION THAT:

1.	This Resolution and the restriction of the powers of the Directors herein contained shall not affect any action, step, resolution or by-law duly taken, made, passed or consented to by the Directors prior to the Effective Date.

2.	The Corporation shall take all necessary steps including the issuance of requisite unanimous shareholder declarations and resolutions, to proceed with the Transaction, and the preparation of the Corporation for the Transaction, including changes to the senior management of the Corporation and its subsidiaries, or their compensation, in the manner determined by the Shareholder and its advisors.

3.	The Corporation shall take all necessary steps, including the issuance of requisite unanimous shareholder declarations and resolutions, to provide, and to require that its subsidiaries provide, any and all information, assistance, personnel and resources needed by the Government, and/or the Government’s advisors and consultants, as and when any of them may request in respect of the Transaction.

4.	The Corporation shall pay, or take all necessary steps to require that any or all of its subsidiaries pay the Transaction Costs, provided that neither the Corporation nor any of its subsidiaries shall be required to pay the costs of any advisors and consultants or underwriters retained by the Government with respect to the Transaction.

5.	The Corporation shall ensure that this Resolution is carried out in accordance with all applicable laws, all applicable licences, and the Independent Electricity System Operator’s Market Rules.

6.	The Shareholder assumes all the rights, powers, duties and liabilities of the Directors to manage or supervise the management of the business and affairs of the Corporation in connection with the Restricted Powers and, pursuant to subsection 108(5) of the Act, the Directors are thereby relieved of their duties and liabilities, including any liabilities under section 131, to the same extent.

IN WITNESS WHEREOF the Shareholder has duly executed this Resolution as of the Effective Date.

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ONTARIO, AS REPRESENTED BY THE MINISTER OF ENERGY

By: /s/ Bob Chiarelli
Bob Chiarelli
Minister of Energy